VELA MOTOR COMPANY, LLC

A Utah Limited Liability Company

OPERATING AGREEMENT

Dated as of _____, 2017

VELA MOTOR COMPANY, LLC
OPERATING AGREEMENT

TABLE OF CONTENTS

OPERATING AGREEMENT
OF
VELA MOTOR COMPANY, LLC

This Operating Agreement of Vela Motor Company, LLC, a limited liability company organized under the laws of the State of Utah (the "Company"), is made and entered into effective as of _____, 2017, by and among those Persons listed as "Members" on the signature page hereof, which Persons constitute all of the members of the Company.

ARTICLE 1. DEFINITIONS

Certain terms used in this Operating Agreement shall have special meanings as designated in this Article:

1.01 "Act" means the Utah Revised Uniform Limited Liability Company Act, as set forth in Utah Code Sections 48-3a-101 et seq., and any successor statute, as amended from time to time.

1.02 "Adjusted Capital Account Deficit" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments: (a) credit to such Capital Account of amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(l) and 1.704-2(i)(5); and (b) debit to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.03 "Affiliate" means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a Person. The term "control" as used in the immediately preceding sentence means, when used with respect to any Person, the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract, or otherwise.

1.04 "Agreement" or "Operating Agreement" means this Operating Agreement as it may be modified or amended from time to time in accordance with Section 11.04 hereof.

1.05 "Available Cash" means the gross cash proceeds from Company operations (including but not limited to sales and dispositions of property) less the portion thereof used to pay or establish reserves for all Company expenses, guaranteed payments, debt payments, capital improvements, replacements and contingencies, all as determined by the Board of Managers. Available Cash shall not be reduced by depreciation, amortization, cost recovery deductions, or similar allowances, but shall be increased by any reductions of cash reserves previously established.

1.06 "Board of Managers" means the Manager(s) of the Company acting together as the governing board of the Company pursuant to the terms of this Agreement.

1.07 "Book Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a)   the initial Book Value of any asset other than cash contributed by a Member to the Company will be the gross fair market value of such asset, as agreed to by the contributing Member and the Board of Managers;

(b)   the Book Value of all Company assets will be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the contribution of more than a *de minimis* amount of money or other property to the Company by a new or an existing Member as consideration for Units; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for Units; (iii) the issuance of more than a *de minimis* amount of Profits Interest Units or other Units as consideration for the provision of services to or for the benefit of the Company; and (iv) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations; provided, however, that adjustments pursuant to clauses (i), (ii) and (iii) of this sentence will be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c)   the Book Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) of the Code or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Treasury Regulations; provided, however, that Book Values shall not be adjusted pursuant to this paragraph (c) to the extent that the Board of Managers reasonably determines that an adjustment pursuant to paragraph (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (c);

(d)   the Book Value of any Company asset distributed to any Member will be the gross fair market value of such asset on the date of distribution, as determined by the Board of Managers; and

(e)   if the Book Value of an asset has been determined or adjusted pursuant to paragraph (a), (b) or (c) above, such Book Value will thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses (and not by the depreciation, amortization or other cost recovery deductions allowable with respect to that asset for federal income tax purposes).

1.08 "Capital Account" shall refer to a Member's equity in the Company as described and adjusted in Section 4.03 and the other applicable provisions of this Agreement.

1.09 "Capital Contribution" means the cash or property, other than services, contributed to the Company in return for Units.

1.10 "Certificate" means the Certificate of Organization of the Company that has been filed with the Division to organize the Company as a limited liability company, including any amendments and restatements thereof.

1.11 "Code" means the Internal Revenue Code of 1986, as amended, including any applicable Treasury Regulations promulgated thereunder.

1.12 "Company Minimum Gain" means "partnership minimum gain" (as that term is defined in Section 1.704-2(b)(2) of the Treasury Regulations) with respect to the Company.

1.13 "Depreciation" means, for each fiscal year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year; provided, however, that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year, Depreciation will be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction with respect to such asset for such fiscal year bears to such beginning adjusted tax basis; and, provided further, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year is zero, Depreciation will be determined with reference to such beginning Book Value using any reasonable method selected by the Board of Managers.

1.14 "Division" means the Division of Corporations and Commercial Code of the Utah Department of Commerce, or any other department or division of the State of Utah which hereafter may be given responsibility for administering the Act and accepting filings made in behalf of the Company pursuant to the Act.

1.15 "IRS" means the Internal Revenue Service of the United States.

1.16 "Losses" has the meaning set forth in the definition of "Profits" and "Losses."

1.17 "Majority Vote" means, in the case of a vote or consent by the Members, the vote or consent of Members holding more than 50% of the Units entitled to vote upon or consent to such matter. In the case of a vote or consent by the Board of Managers, the term "Majority Vote" shall mean the vote or consent of a majority of the Managers, each Manager being entitled to one vote.

1.18 "Manager" means a Person, whether or not a Member, who is named as an initial manager of the Company in Section 7.01 or hereafter is appointed as an additional or successor Manager in accordance with the terms of this Agreement.

1.19 "Member" means each Person executing this Agreement and identified on the signature page(s) hereof as a "Member" and any Person who is subsequently admitted as an additional or substitute Member of the Company pursuant to the terms of this Agreement. Notwithstanding the foregoing, the term "Member" shall not include any Person who has dissociated as a member of the Company.

1.20 "Member Minimum Gain" means "partner nonrecourse debt minimum gain" (as that term is defined in Section 1.704-2(i)(2) of the Treasury Regulations) with respect to the Company.

1.21 "Member Nonrecourse Debt" means "partner nonrecourse debt" (as that term is defined in Section 1.704-2(b)(4) of the Treasury Regulations) with respect to the Company.

1.22 "Member Nonrecourse Debt Minimum Gain" means "partner nonrecourse debt minimum gain" (as that term is defined in Section 1.704-2(i)(2) of the Treasury Regulations) with respect to the Company.

1.23 "Member Nonrecourse Deductions" means "partner nonrecourse deductions" (as that term is defined in Section 1.704-2(i)(2) of the Treasury Regulations) with respect to the Company.

1.24 "Nonrecourse Deductions" shall have the meaning given in Section 1.704-2(b)(1) of the Treasury Regulations.

1.25 "Permitted Transfer" means a Transfer (a) by a partnership to its partners or former partners in accordance with partnership interests, (b) by a limited liability company to its members or former members in accordance with their interest in the limited liability company, (c) by a corporation or other entity to its equity holders in accordance with such equity interests, (d) by a Member to the Member's spouse, parent, sibling, lineal descendant, a spouse of a lineal descendant, or to one or more trusts, corporations, partnerships, or limited liability companies for the exclusive benefit of such Member or those members of such Member's family specified in this clause, (e) by a Member to the Member's estate or testamentary trust, (f) by a trust to a beneficiary of such trust, or (g) by a Member to another Member.

1.26 "Person" means any individual, association, cooperative, corporation, trust, partnership, joint venture, limited liability company, or other legal entity.

1.27 "Profits" and "Losses" refer, for each fiscal year, to an amount equal to the Company's taxable income or loss (as the case may be) for such fiscal year, determined in accordance with the principles of Section 703(a) of the Code (but including in taxable income or loss, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code), with the following adjustments, it being the intention not to duplicate any item of income or loss:

(a)   any income of the Company exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition will be taken into account in computing such taxable income or loss;

(b)   any expenditures of the Company described in Section 705(a)(2)(B) of the Code (or treated as expenditures described in Section 705(a)(2)(B) of the Code pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations) and not otherwise taken into account in computing Profits or Losses pursuant to this definition will be taken into account in computing such taxable income or loss;

(c)   in the event the Book Value of any Company asset is adjusted in accordance with paragraph (b) or (d) of the definition of "Book Value" above, the amount of such adjustment will be taken into account as gain or loss from the disposition of such asset in computing Profits or Losses;

(d)   gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Book Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Book Value;

(e)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account Depreciation for such fiscal year;

(f)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code is required pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account in computing Profits and Losses; and

(g)   notwithstanding any other provision of this definition, any items that are specially allocated pursuant to this Agreement will not be taken into account in computing Profits and Losses.

The amounts of the items of Company income, gain, loss, deduction or expense available to be specially allocated hereunder shall be determined by applying rules analogous to those set forth in paragraphs (a) through (f) of this definition of Profits and Losses.

1.28   "Profits Interest" means an interest in Company Profits and Losses from operations, distributions from operations, and an interest in future appreciation or depreciation in Company asset values but which does not represent an interest in any existing capital of the Company (as described in Treasury Regulations Section 1.721-1(b)(1) and the Profits Interest Revenue Procedures).

1.29   "Profits Interest Revenue Procedures" means Revenue Procedure 93-27, 1993-2 C.B. 343, and Revenue Procedure 2001-43, 2001-2 C.B. 191.

1.30   "Profits Interest Unit" means a Unit of ownership of the Company that, as of the date of issuance, entitles its holder to a determinate portion of the Company's Profits and Losses, but not its capital. Notwithstanding anything herein to the contrary, until such time (if ever) that the Profits Interest Revenue Procedures no longer govern the federal income tax treatment of the issuance of Profits Interests, the Company and the Members intend (and shall take all steps necessary to insure) that, as of the date of issuance, Profits Interests represented by Profits Interest Units constitute "profits interests" within the meaning of the Profits Interest Revenue Procedures. The Members are aware that in calendar year 2005, the IRS issued proposed Treasury Regulations Sections 1.83-3(e) and 1.83-3(l). Proposed Treasury Regulation Section 1.83-3(e) clarifies that a Profits Interest is "property" for purposes of Section 83 of the Code. Proposed Treasury Regulation Section 1.83-3(l) provides that, subject to such additional conditions, rules, and procedures that the IRS may prescribe, a partnership (including but not limited to a limited liability company taxed as a partnership for federal tax purposes) and all of its partners (or members, as the case may be) may elect a safe harbor under which the fair market value of a partnership interest that is transferred in connection with the performance of services will be treated as being equal to the liquidation value of that interest (the "Safe Harbor"). Such proposed Treasury Regulations will become effective (if ever) on the date they are published as final Treasury Regulations in the Federal Register. If these proposed Treasury Regulations are finalized, they will supersede the Profits Interest Revenue Procedures. If the proposed Treasury Regulations become effective and the Board of Managers determines that the Company should elect the Safe Harbor, then each Member agrees to take any and all action necessary to elect the Safe Harbor and maintain such election in effect, including but not limited to amending this Agreement as directed by the Board of Managers.

1.31 "Quorum" means, with respect to a meeting of the Board of Managers, a majority of the Managers and, with respect to a meeting of the Members, Members who collectively hold a majority of the Units entitled to vote.

1.32 "Transfer" and its derivatives mean any gift, sale, assignment, conveyance, transfer, exchange, pledge or grant of a security interest in or other creation of a lien on or other disposition, voluntarily or involuntarily, directly or indirectly, of a Unit; provided that the term "Transfer" shall not include a redemption of all or any portion of a Member's Units by the Company.

1.33 "Transferee" means a Person who dissociates as a Member or acquires a Unit by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, (a) Transferees and the Units held by Transferees shall be subject to all of the obligations and restrictions set forth in this Agreement applicable to Members and the Units held by Members, (b) Units held by a Transferee shall not have any voting rights, and (c) a Transferee shall not have any of the rights of a Member set forth herein, other than the right to receive distributions made with respect to the Units held by such Transferee.

1.34 "Treasury Regulations" shall refer to the income tax regulations promulgated under the Internal Revenue Code and in effect as of the date hereof, as modified and supplemented or superseded after the date hereof. Where a specific Treasury Regulation is referenced, the reference shall be deemed to extend to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

1.35 "Units" or "Unit" means an ownership interest in the Company (and, unless otherwise stated herein, includes all Profits Interest Units), including all benefits and obligations to which the holder of such Units may be entitled or subject (as the case may be) under this Agreement. Additional Units may be created and issued pursuant to Section 4.06. The allocation of the Units reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act.

ARTICLE 2. FORMATION OF LIMITED LIABILITY COMPANY

2.01 **Creation; Conflict with Act**. The Company has been formed by the filing of the Certificate with the Division pursuant to the Act. This Agreement is intended to provide for the regulation and management of the affairs of the Company. Except for the provisions of the Act that specifically may not be modified by the agreement of the Members, to the extent of any contradiction between the provisions of this Agreement and the Act or the variation of the general terms of the Act by this Agreement, the provisions of this Agreement shall govern and control, and each Member hereby consents to such contradiction or variation. Any conflict between the Certificate and this Agreement shall be controlled by this Agreement.

2.02 Company Name. The name of the limited liability company governed by this Agreement is Vela Motor Company, LLC, and the business of the Company shall be conducted under that name in the State of Utah and under such name or variations thereof, as the Board of Managers deems necessary or appropriate to comply with the requirements of any other jurisdiction in which the Company may elect to do business.

2.03 Agent for Service of Process. The Company's initial agent for acceptance of service of process shall be the registered agent named in the Certificate. The Board of Managers may from time to time designate another agent for acceptance of service of process and amend the Certificate or file a statement of change with the Division to reflect such change.

2.04 Names and Addresses of Members. The full names and business addresses of the Members are set forth on Exhibit A.

2.05 Members. The Members identified herein shall constitute all of the members in the Company, and additional Members shall not be admitted to the Company except as expressly provided for herein. The Members shall not Transfer their Units in the Company except as provided in ARTICLE 8 of this Agreement.

2.06 Character of Business. The Company may engage in any lawful business activity permitted under the laws of the State of Utah. For all purposes of this Agreement and the Act, all actions within such scope of activity that are authorized or ratified by the Board of Managers on behalf of the Company or by the Majority Vote of the Members shall be deemed to be within the ordinary course of the Company's business, and no further vote, consent, ratification, or approval of the Board of Managers or the Members shall be required under Section 407 of the Act or any other provision of the Act with respect to such actions.

2.07 Perpetual Duration. The period of the Company's duration shall be perpetual; provided, however, that the Company may be dissolved in accordance with the provisions of ARTICLE 9 of this Agreement.

ARTICLE 3. MEETINGS OF MEMBERS; ACTION TAKEN WITHOUT A MEETING

3.01 Annual Member Meetings. No annual meeting of the Members shall be required. However, the Board of Managers may, in its discretion, schedule an annual meeting of the Members each year on the date, at the time, and at the place, fixed by the Board of Managers. The business conducted at each annual meeting shall include the election of one or more Managers to fill any then-existing vacancy(ies) on the Board of Managers and such other business as may come before the meeting.

3.02 Special Member Meetings. Special meetings of the Members may be called, for any purposes described in the notice of the meeting, by the Board of Managers, the Chief Executive Officer, or the holder(s) of not less than one-half of all outstanding Units entitled to vote at the meeting.

3.03 Notice of Member Meeting.

(a) <u>Required Notice</u>. Written notice stating the place, day, and hour of any annual or special Member meeting shall be delivered not less than ten nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the person or group calling the meeting, to each Member entitled to vote at such meeting. Notice shall be deemed to be effective when mailed.

(b) <u>Adjourned Meeting</u>. If any Member meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place, if the new date, time, or place is announced at the meeting before adjournment.

(c) <u>Contents of Notice</u>. Notice of any special meeting of the Members shall include a description of the purpose or purposes for which the meeting is called. Notice of an annual meeting of the Members need not include a description of the purpose or purposes for which the meeting is called.

(d) <u>Waiver of Notice of Meeting</u>. Any Member may waive notice of a meeting by a writing signed by the Member which is delivered to the Company (either before or after the date and time stated in the notice as the date or time when any action will occur or has occurred) for inclusion in the minutes or filing with the Company's records. A Member's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Member objects to considering the matter when it is presented.

3.04 Member Voting Requirements.

(a) <u>Approval of Actions</u>. If a Quorum exists, action on a matter (other than the election of Managers) is approved if the votes favoring the action exceed the votes opposing the action, unless the Act, the Certificate, or this Agreement requires a greater number of affirmative votes.

(b) <u>Effect of Representation</u>. Once a Unit is represented for any purpose at a meeting, including but not limited to the purpose of determining that a Quorum exists, it is deemed present for Quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting.

3.05 Proxies.
At all meetings of the Members, a Member may vote the Units the Member is entitled to vote in person or by a proxy executed in any lawful manner. Such proxy shall be filed with the Company before or at the time of the meeting. Each proxy shall be valid for eleven months from the date of its execution unless a longer or shorter period is provided in the proxy.

3.06 Voting of Units.
Unless otherwise provided in this Agreement, each outstanding Unit entitled to vote shall be entitled to one vote, and each fractional Unit shall be entitled to a corresponding fractional vote, upon each matter submitted to a vote at a meeting of Members. Units held by Transferees are not entitled to vote on any matter.

3.07   Action by Members without a Meeting. Any action which may be taken at any annual or special meeting of Members may be taken without a meeting and without prior notice if one or more consents in writing, setting forth the action so taken, are signed by the holders of outstanding Units having not less than the minimum number of votes necessary to authorize or take the action at a meeting at which all Units entitled to vote thereon were present and voted. Action taken under this Section 3.07 has the same effect as action taken at a meeting of Members and may be so described in any document.

ARTICLE 4. MEMBER CONTRIBUTIONS AND CAPITALIZATION

4.01   Contributions to Capital and Ownership of Units.

(a)   Generally. The Members have contributed or shall contribute to the Company the property, or other consideration, set forth on Exhibit A. In consideration for such Member's contributions to the Company, each Member shall receive the number and class of Units in the Company reflected on Exhibit A. No interest income shall be paid to the Members on their contributions to the Company or on any subsequent contributions made by the Members. No withdrawals of the Company capital, other than distributions under Section 6.01, will be permitted except with the Majority Vote of the Board of Managers. No Member shall be obligated to make any additional capital contributions to the Company except as the Company and such Member may agree in writing. Each Member understands that the value of the consideration for the various Units issued to the Members varies based upon when the consideration was or will be paid, whether ongoing services and consultation are contemplated or required, contributions to the Company's capital versus loans made to the Company, and other intangible factors. Notwithstanding such disparity in the value of the consideration received for the various Units, the Members consent to the consideration received for each Unit issued by the Company as reflected herein and acknowledge and agree that such consideration is fair and adequate in all respects.

(b)   Profits Interest Units. This Section 4.01(b) shall constitute a written compensation plan and agreement within the meaning of Rule 701 under the Securities Act of 1933, as amended (the "Securities Act"), and under Utah law pursuant to which Profits Interests may be issued as determined by the Board of Managers, for zero consideration in order to align the interests of the holders of Profits Interest Units with the interests of the other Members and to provide an additional incentive for the holders of Profits Interest Units to build value for the Company and achieve the Company's business goals. The provisions of this Section 4.01(b) shall apply to any issuance of Profits Interest Units, as determined by the Board of Managers, in accordance with the terms of this Agreement. The Board of Managers shall have the right to cause the Company to (i) issue Profits Interest Units pursuant to profits interest grant agreements, the terms and conditions of which shall be determined by the Board of Managers, and (ii) to adopt any plan, guidelines, or documentation for the issuance of Profits Interest Units. Upon the Company's issuance of any additional Profits Interest Units to a person or entity who is not a Member, such person or entity shall execute and deliver a counterpart of this Agreement and shall become a Member hereunder, and Exhibit A hereto shall be amended to reflect such issuance and new Member.

(i)   *Capital Account*. Each holder of a Profits Interest Unit will have an initial zero balance in such holder's Capital Account as of the date of grant (the "Grant Date") with respect to such interest in the Company. Because each holder of Profits Interest Units has a zero balance in such holder's Capital Account with respect to such Units as of the Grant Date, each holder of Profits Interest Units would not be entitled to a share of the proceeds with respect to such Units if the Company assets were sold at fair market value as of the Grant Date and the proceeds were distributed in a complete liquidation of the Company. The number of Profits Interest Units granted to a holder shall be set forth on Exhibit A, which may be amended by the Board of Managers from time to time.

(ii)   *Tax Liability*. With respect to each holder of Profits Interest Units, the Company will treat each such holder of Profits Interest Units as the owner of all of the Profits Interest Units granted to such holder from each applicable Grant Date for all federal income tax purposes and such holder will take into account its distributive share of the Company's items of income, gain, loss, deduction, and credit allocable to such Units in computing such holder's federal income tax liability for the entire period during which the holder has Profits Interest Units.

(iii)   *Reliance upon Tax Counsel*. Each holder of Profits Interest Units acknowledges that such holder has been advised by the Company to seek tax advice from its own independent tax counsel in connection with the federal, state and other tax consequences to such holder of Profits Interest Units arising from such holder's receipt and ownership of Profits Interest Units in the Company, and each such holder represents that it has either done so or waived such right.

(iv)   *Safe Harbor*. At the request of the Board of Managers, each holder of Profits Interest Units shall execute a document, in such legally binding form as the Board of Managers may prescribe, stating that (a) the Company is authorized and directed to elect that the "safe harbor" provisions of the Revenue Procedure proposed in IRS Notice 2005-43 (or any successor Revenue Procedure or Notice) apply in determining the federal income taxation of any compensatory Profits Interest Units issued after the effective date (finalization) of such Revenue Procedure, so that such Profits Interest Units will be valued based on their liquidation value at the time they become vested or are deemed, by reason of an election under Section 83(b) of the Code, to become vested within the meaning of Section 83 of the Code, and (b) such holder of Profits Interest Units agrees to comply with all requirements of such "safe harbor" provisions with respect to all Profits Interest Units transferred in connection with the performance of services while the election remains effective.

4.02   Additional Funding. Before or after the expenditure or commitment of Company capital, the Board of Managers may obtain or provide additional financing for Company activities by any legal method which it believes to be appropriate under the circumstances, including but not limited to creating and/or issuing additional Units (pursuant to the terms set forth in Section 4.06) or borrowing funds for the Company or loaning funds to the Company.

4.03   Capital Accounts. An individual capital account shall be maintained for each Member.

(a)   The Capital Account of each Member will be maintained in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations and the following provisions:

(i)   to such Member's Capital Account there will be credited such Member's Capital Contributions, such Member's distributive share of Profits and items of income or gain specially allocated hereunder, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company assets distributed to such Member;

(ii)   to such Member's Capital Account there will be debited the amount of cash and the Book Value of any other property of the Company distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and items of loss, expense and deduction specially allocated hereunder, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company; and

(iii)   in determining the amount of any liability for purposes of this subsection (a), there will be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations and shall be interpreted and applied in a manner consistent therewith. In the event that the Board of Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any additions or subtractions thereto, are computed in order to comply with such Treasury Regulations, the Board of Managers may make such modification. The Board of Managers shall also make (A) any adjustments that are necessary or appropriate, in connection with the forfeiture of Units or otherwise, to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Section 1.704-1(b)(2)(iv)(q) of the Treasury Regulations, and (B) any appropriate modifications in the event that unanticipated events might otherwise cause this Agreement not to comply with Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations.

(b)   Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Member, the Capital Account of the Member will be determined after giving effect to all transactions concluded during the then current taxable period and prior to the time as of which such determination is made, and to all allocations of Profits, Losses, and other items of income, gain, loss, and deduction and to all distributions theretofore made for such taxable period under 4.09.

4.04   Revaluation of Capital Accounts. If the Book Values of the Company's assets are adjusted pursuant to Section 1.07(b), then the Capital Accounts of the Members shall also be adjusted, consistent with applicable Treasury Regulations, to reflect the fair market value of the Company property on the date of adjustment.

4.05   Return of Capital. There is no guarantee of the distribution of any particular amount of cash to Members at any particular times. Each Member shall look solely to Company assets for the return of such Member's contributions to Company capital, and if Company assets are insufficient to return such contributions, such Member shall have no recourse against any other Member for that purpose. There is no right given the Members to receive upon liquidation of the Company any property other than cash in return for its contributions. The provisions of ARTICLE 9 shall govern the procedure and computation of amounts available for distribution upon dissolution of the Company. The Company does not in any way guarantee the return of the Members' capital contributions or the realization of a profit from their investment in the Company.

4.06   Additional Units. Subject to the limitations set forth in this Agreement, the Board of Managers by Majority Vote may from time to time cause the Company to create new classes of Units and issue such Units or issue additional Units from existing classes of Units, including without limitation additional Profits Interest Units, to existing Members or new Members, and make any reasonable or necessary conforming amendments to this Agreement to reflect the issuance of such additional Units. Any such issuance shall not be deemed a Transfer of Units hereunder.

4.07   Liability of Members. No Member shall be personally liable for any of the Losses of the Company beyond such Member's capital interest in the Company. Furthermore, except as otherwise agreed to by such Member in writing, no Member shall be required to contribute assets to the Company in an amount sufficient to eliminate any Adjusted Capital Account Deficit. Additionally, no Member will be obligated personally for any debt, obligation, or liability of the Company or any other Member, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

4.08   Permitted Transactions. Each Manager, Member, and their respective Affiliates and other related parties may participate in any noncompeting business or activity without accounting to the Company or the Members. No Manager or Member may, however, accept a business opportunity for his/her/its own account or benefit, direct or indirect, that he/she/it believes or has reason to believe the Company would accept if brought to its attention. Each such business opportunity must be disclosed to the Company. If a majority of the members of the Board of Managers having no interest in the proposed opportunity (or, if there are no disinterested Managers, Members holding an aggregate of a majority of the Units held by all disinterested Members) consent to the Company declining such opportunity, the applicable Manager or Member may pursue it for his/her/its own account. If a Manager or Member fails to disclose the opportunity, he/she/it will account to the Company for any income he/she/it derives from the opportunity and will indemnify the Company for any loss the Company incurs as a result of the failure to disclose.

4.09   Issuance of Profits Interest Units to Luis Velasquez. In the event any Profits Interest Units issued to William Marsh pursuant to that certain Profits Interest Grant Agreement, dated of even date herewith (the "Marsh Grant Agreement"), are automatically redeemed by the Company for no consideration under the terms set forth therein, the Company shall issue to Luis Velasquez a number of Profits Interest Units equal to the number of Profits Interest Units that were automatically redeemed by the Company for no consideration under the Marsh Grant Agreement. Such issuance to Luis Velasquez shall be made by the Company, without requiring any consent or vote from the Board of Managers, pursuant to a profits interest grant agreement executed within 30 days of the occurrence of each such automatic redemption under the Marsh Grant Agreement. The Profits Interest Units granted to Luis Velasquez pursuant to this Section shall be fully vested upon issuance and shall not be subject to repurchase by the Company except pursuant to the terms of this

Agreement. Promptly following any such issuance, the Board of Managers shall make conforming amendments to Exhibit A to this Agreement to reflect the issuance of such additional Profits Interest Units. Any such issuance shall not be deemed a Transfer of Units hereunder.

ARTICLE 5. ALLOCATIONS, PROFITS AND LOSSES

5.01   **Allocation of Profits and Losses**. After giving effect to the special allocations set forth in Section 5.02 and Section 5.03 hereof, Profits and Losses for each fiscal year shall be allocated as follows:

(a)   Profits shall be allocated among the Members in proportion to the number of Units each Member holds over the total Units issued and outstanding.

(b)   Subject to the limitation contained in Section 5.04, Losses shall be allocated between/among the Members in proportion to the number of Units each Member holds over the total Units issued and outstanding.

5.02   **Special Allocations**. The following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Company fiscal year, then each Member shall be allocated items of Company income and gain for such fiscal year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g)(2) of the Treasury Regulations. This Section 5.02(a) is intended to comply with the minimum gain chargeback requirement of Section 1.704-2(f) of the Treasury Regulations and shall be interpreted consistently therewith.

(b)   Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with the provisions of Section 1.704-2(i)(3) of the Treasury Regulations. This Section 5.02(b) is intended to comply with the "partner nonrecourse debt minimum gain chargeback" requirement of Section 1.704-2(i)(4) of the Treasury Regulations and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations, items of income and gain shall be allocated to all such Members (in proportion to the amounts of the deficits, if any, in their respective adjusted Capital Accounts) in an amount and manner sufficient to eliminate such deficits as quickly as possible. It is intended that this Section 5.02(c) qualify and be construed as a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(d)   Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year (not including any Member Nonrecourse Deductions), within the meaning of Section 1.704-2(b)(1) of the Treasury Regulations, shall be allocated to the Members in proportion to the number of Units (including both vested and unvested Units) held by each of them. Any Member Nonrecourse Deductions for any fiscal year shall be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i) of the Treasury Regulations. Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Section 1.752-3(a)(3) of the Treasury Regulations, the Members' interests in Company Profits shall be in proportion to the number of Units (including both vested and unvested Units) held by each of them.

(e)   Section 754 Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 743(b) of the Code or Section 734(b) of the Code is required, pursuant to Section 1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations or, in the case of a distribution to a Member in complete liquidation of such Member's Units, Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Section 1.704-1(b)(2)(iv)(m)(2) of the Treasury Regulations applies, or to the Members to which such distribution was made in the event that Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations applies.

5.03   **Curative Allocations**. The allocations set forth in Sections 5.02(a)-(e) and Section 5.04 (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, the Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction. Therefore, the Board of Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 5.01.

5.04   **Loss Limitation**. If the allocation of Losses to a Member as provided in Section 5.01 would create or increase a Member's Adjusted Capital Account Deficit, there shall be allocated to that Member only that amount of Losses as would not create or increase such a deficit. The Losses that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in proportion to the number of Units (including both vested and unvested Units) held by each of them, subject to the limitations of this Section 5.04.

5.05   **Other Allocation Rules**.

(a)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items will be determined on a daily, monthly or other basis (but no less frequently than once annually), as determined by the Board of Managers using any permissible method under Section 706 of the Code and the Treasury Regulations thereunder; provided that Profits, Losses, and such other items will be allocated at such times as the Book Values of the Company are adjusted pursuant to Section 1.07(b).

(b)   The Members are aware of the income tax consequences of the allocations made by this 4.09 and hereby agree to be bound by the provisions of this 4.09 in reporting their shares of Company income and loss for income tax purposes.

(c)   Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and credit and any other allocations not otherwise provided for will be allocated among the Members in the same manner as is applicable to Profits and Losses for the fiscal year in question.

5.06   Allocations for Tax Purposes.

(a)   General Rule. Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Members in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 5.01.

(b)   Section 704(c) Allocations. Notwithstanding any provision of this Agreement to the contrary, in accordance with Section 704(c) of the Code and Treasury Regulation Section 1.704-1(b)(1)(vi), income, gain, loss and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted tax basis of such property and its initial Book Value. Similar principles shall apply with respect to property held by the Company at the time other property, cash, or services are contributed to the Company, in order to properly account for unrealized gain or loss with respect to such property. The Board of Managers shall choose any reasonable method under Treasury Regulation Section 1.704-3 for making allocations pursuant to Section 704(c) of the Code.

(c)   Effect of 754 Election. All items of income, gain, expense, loss and deduction recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions hereof will be determined without regard to any election under Section 754 of the Code which may be made by the Company, provided, however, that such allocations, once made, will be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(d)   Allocation of Tax Credits. Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board of Managers taking into account the principles of Section 1.704-1(b)(4)(ii) of the Treasury Regulations.

(e)   Allocation of Recapture Items. In the event that the Company has taxable income in any fiscal year that is characterized as ordinary income under the recapture provisions of the Code and Treasury Regulations thereunder, each Member's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Member's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(f)　　Allocations Solely for Tax Purposes. Allocations pursuant to this Section 5.06 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, distributions or other Company items pursuant to any provision of this Agreement.

5.07　　Accounting Method; Fiscal Year. The Profits and Losses of the Company shall, unless otherwise required under the Code or a different method of accounting is determined to be more appropriate for the Company's business by the Board of Managers, be determined on a cash basis and shall include gains or losses from the sale of Company assets. The Company also shall, unless otherwise required under the Code or a different method of accounting is determined to be more appropriate for the Company's business by the Board of Managers, report for income tax purposes on a cash basis. The fiscal year of the Company, for both accounting and tax reporting purposes, shall be the calendar year.

5.08　　Tax Information. On or before the 90th day following the end of each fiscal year of the Company's existence, the Company shall cause each Member to be furnished with a federal (and state, where applicable) income tax reporting Schedule K-1 or its equivalent and any other information required for federal and state income tax reporting purposes with respect to the Company.

ARTICLE 6. DISTRIBUTIONS

6.01　　Distributions of Available Cash. Available Cash shall be distributed in the following order:

(a)　　First, unless such distribution is waived by the Majority Vote of the Members, on or before the first day of April of each year, to the extent the Company holds funds legally available therefor, the Board of Managers shall cause the Company to distribute to each Member an amount equal to 45% of the Company's net taxable income (determined in accordance with the Code) that was allocated to such Member for the year immediately prior to the year of distribution, less any distributions (other than a distribution required under this Section 6.01(a)) that were made to such Member in the prior year. In the event that the Company has insufficient funds to make the distributions contemplated by this Section 6.01(a) in full, such distributions shall be made in proportion to the amounts that would be distributed pursuant to this section assuming the Company had sufficient funds to make such distributions in full, and any such shortfall in such distributions shall be made as soon as Company funds are available to make such distributions.

(b)　　Second, any Available Cash not distributed pursuant to Section 6.01(a) shall be distributed to the Members, when and as determined by the Board of Managers, in proportion to the Members' respective ownership of Units in the Company as of the date of the distribution.

6.02　　Distributions in Kind. The Company, at the discretion of the Board of Managers, may make distributions in kind. If the Board of Managers determines to make distributions in kind, all Members must accept distributions in kind as tenants in common in proportion to their respective ownership of Units in the Company as of the date of the distribution.

6.03   Withholdings. The Company is authorized to withhold from payments or distributions to any Member, or with respect to any allocation made with respect to any Member, and to pay over to any federal, state, or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, state or local law. All amounts withheld pursuant to this Section 6.03 with respect to any payment, distribution or allocation to a Member shall be treated as amounts paid or distributed to such Member for all purposes of this Agreement and the Act.

ARTICLE 7. MANAGEMENT OF COMPANY

7.01   Management by Board of Managers. Management of the Company shall be vested in the Managers as the members of the Board of Managers. Unless and until modified by the Members as set forth herein, the number of Managers to serve on the Board of Managers shall be five (5), who shall initially be Luis Velasquez and William Marsh, with the other three positions left vacant until filled in accordance with this Section 7.01. Notwithstanding anything contained herein to the contrary, the use of the phrase "Board of Managers" or the term "Managers" in the plural form shall not create any obligation to have more than a single Manager at any time to manage the Company unless and until the Members act to increase the number of Managers to serve on the Board of Managers. The number of Managers to serve on the Board of Managers may be increased or decreased by a Majority Vote of the Members. A Manager need not also be a Member. A Manager may be appointed or removed by the Majority Vote of the Members. In the event that all Managers of the Company have been removed from office or have otherwise ceased to be a Manager as provided in this ARTICLE 7, the business of the Company shall be under the exclusive management of the Members, as provided in Section 7.06, until the Members appoint at least one successor Manager. For purposes of clarification, to the extent that any seat on the Board of Managers is vacant at any time, such vacant seat shall not be counted as part of the total number of Managers for purposes of determining whether a Majority Vote has been achieved or whether a Quorum exists at such time.

7.02   Tenure of Managers. Each Manager shall serve for an indefinite period, except that: (a) a Manager may resign at any time by giving written notice to the Members at least 30 days prior to the effective date of the resignation; (b) a Manager who is a natural person shall cease to be a Manager upon his or her death or at such time as he or she is adjudicated incompetent; (c) a Manager who is a legal entity other than a natural person shall cease to be a Manager upon its dissolution or upon a change in the controlling ownership of such Person; (d) a Manager shall cease to be a Manager at such time as the Manager files, or fails to successfully contest, a petition seeking liquidation, reorganization, arrangement, readjustment, protection, relief, or composition in any state or federal bankruptcy, insolvency, reorganization, or receivership proceeding; (e) a Manager may be removed by the Members as provided in Section 7.01; and (f) if a court of competent jurisdiction removes a Manager for cause, such Manager shall cease to be a Manager upon the date of such order. Notwithstanding Section 407(3)(e) of the Act (or any successor statute), if a Manager who is also a Member ceases to be a Member for any reason, such event alone shall not effect the removal of such Person as a Manager.

7.03   Authority of Managers. Except such powers as are by statute or by this Agreement expressly vested solely in the Members, and subject to the purpose of the Company as stated herein, the Board of Managers shall have full power, authority, and discretion to manage and direct the

Company's business, affairs, and properties, and may exercise all the powers of the Company, whether derived from law, the Certificate, or this Agreement, and shall have the right, power and authority to do on behalf of the Company all things which are necessary or desirable to carry out the business of the Company, and no Member (in its capacity as a Member) shall have any of such powers or authority. Without limiting the generality of the foregoing in any manner, the Members acknowledge and agree that the Board of Managers' powers include, without limitation, the right, power and authority to cause the Company: to sell, exchange, or grant an option for the sale or exchange of all or any portion of the property of the Company; to invest and reinvest any available funds; to incur all reasonable expenditures; to employ and dismiss from employment any and all employees, agents, independent contractors, attorneys, and accountants; to lease all or any portion of any property for any purpose and without limit as to the term thereof; to borrow money, and as security therefor, to mortgage or grant security interests in all or any part of any Company property, to prepay in whole or in part, refinance, modify, or extend any indebtedness; to do any and all of the foregoing at such price, rental or amount, for cash, securities, or other property and upon such terms as the Board of Managers deems proper; to place record title to any property in the name of the Company; to qualify the Company to do business in any state, territory, dependency, or country; to make all decisions and take all actions in connection with the management and voting of securities and other direct and indirect ownership interests in other Persons (including subsidiaries) held by the Company; except as otherwise set forth in 4.09, to make all elections available to the Company under any federal or state tax law or regulation, including without limitation any election permitted by Section 754 of the Code and the Treasury Regulations promulgated thereunder, without any required consent of the Members; to file with the Division, and any other governmental authority or office thereof, any statement of authority pursuant to Section 302 of the Act (or its successor statute) consistent with this Agreement, and to amend, restate, or cancel any such statement of authority from time to time as circumstances dictate; to adjust, compromise, settle, or refer to arbitration any claim against or in favor of the Company or any nominee, and to institute, prosecute, and defend any legal proceeding relating to the business or property of the Company; to delegate all or any portion of the powers granted hereunder to one or more agents and attorneys-in-fact; and to execute, acknowledge and deliver any and all instruments to effectuate any and all of the foregoing.

7.04   Manner of Acting. Unless specifically provided otherwise in this Agreement, all powers conferred upon the Board of Managers may be exercised by a Majority Vote of the Board of Managers. All actions authorized by the exercise of the powers of the Board of Managers may be effectuated by the action of any Manager on behalf of the Company, unless such authority is delegated by the Board of Managers only to a specific Manager(s). At any time there is an even number of Managers comprising the Board of Managers, the Board of Managers may adopt any reasonable procedure for breaking deadlocks; however, if no such procedure is in place at the time a deadlock occurs within the Board of Managers, the decision resulting in such deadlock shall be submitted to the Members at a special meeting of Members for resolution by the Majority Vote of the Members.

7.05   Bank Accounts. The Company shall maintain checking or other accounts in such bank or banks as the Board of Managers shall determine.

7.06   Management by Members. At all times when there is not at least one Person acting as a Manager, all business of the Company shall be under the exclusive management of the

Members, and all actions which are to or may be taken by or on behalf of the Company, or regarding the management of the Company, by the Managers of the Company, as provided herein or under the Act, shall be taken by the Members. In such case, a Majority Vote of the Members shall be necessary for all decisions affecting the Company, unless a greater voting threshold is required by this Agreement or the Act.

7.07   Indemnification. The Company shall indemnify, defend and hold harmless any Person who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit, whether by or in the right of the Company or otherwise, by reason of the fact that such Person is or was a Manager or Member, against costs and expenses, including reasonable attorneys' fees, actually and reasonably incurred by the Person in connection with the action or suit if the Person acted in good faith and in a manner the Person reasonably believed to be in or not opposed to the best interests of the Company. The indemnification and advancement of costs and expenses shall not be construed to be exclusive of any other rights to which a Person seeking indemnification or advancement of costs and expenses may be entitled, and shall continue as to a Person who has ceased to be a Manager or Member and shall inure to the benefit of heirs, administrators and executors of such a Person. However, such indemnification shall not result in any liability of the Manager or Member to any third party, nor shall the Members be required to contribute capital to the Company for any indemnification payments set forth in this Section 7.07 should the assets of the Company not be sufficient to discharge such liability.

7.08   Fiduciary Responsibilities. Each Manager shall exercise all powers and perform all duties in good faith and shall act in all matters consistent with the duty of loyalty and the duty of care described in the Act, subject to the limitations and clarifications applicable to such fiduciary duties set forth in this Agreement. Except for the duty of loyalty and the duty of care described in the Act, as modified by this Agreement, no Manager shall have any fiduciary duty to the Company or its Members. Subject to Section 7.09 and Section 4.08, each Manager shall account to the Company and to the Members for any benefit, and hold, as trustee for the Company and the Members, any profits derived by such Manager from any transaction connected with the formation, conduct or liquidation and winding up of the Company or from any use by a Manager of Company property, and such duty extends to the personal representatives of any deceased Manager involved in the liquidation and winding up of the Company. No Manager shall be liable for any loss or depreciation in the value of the Company or any of its assets or business occurring by reason of error of judgment in making any sale, any investment or reinvestment, or any management, investment or business decision whatsoever, provided such loss or depreciation in value has not occurred through the actual fraud, gross negligence, or willful misconduct of such Manager or the knowing violation of law. A Manager may rely on the Company's records maintained in good faith and on information, opinions, reports, or statements received from any Person pertaining to matters that the Manager reasonably believes to be within the Person's expertise or competence.

7.09   Self-Dealing. Unless entered into in bad faith, no contract or transaction between the Company and one or more of its Managers, Members, officers, or employees, or between the Company and any other entity or other organization in which one or more of its Managers, Members, officers, or employees have a financial interest or are owners, managers, partners, directors, officers, or employees, shall be voidable solely for this reason or solely because such Manager, Member, officer, or employee was present or participated in the authorization of such contract or transaction. No Manager, Member, officer, or employee interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company or any other Person for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction. Approval or ratification by a majority of the members of the Board of Managers having no interest in the transaction (or, if there are no disinterested Managers, by Members holding an aggregate of a majority of the Units held by all disinterested Members) constitutes conclusive evidence that such transaction is permitted under this section, but shall not be required.

7.10   Compensation to Managers. The Managers shall be entitled to such compensation as the Board of Managers by Majority Vote deems appropriate, and such compensation shall remain in effect until modified by the Majority Vote of the Members. Managers may serve the Company in other capacities beyond their direct role as Manager (e.g., as employees or consultants) and shall be entitled to such compensation as the Board of Managers by Majority Vote deems appropriate.

7.11   Time and Attention Required of Managers. The parties understand that the Managers may have other business activities that take a substantial portion of their time and attention. Accordingly, each Manager, unless otherwise provided by a separate agreement between such Manager and the Company, is required to devote to the business of the Company only the time and attention that such Manager shall deem necessary in such Manager's sole discretion.

7.12   Reimbursement of Expenses. The Company will reimburse a Manager for reasonable out-of-pocket expenses properly incurred while acting within the scope of the Manager's authority (collectively "Reimbursable Expenses"). Reimbursable Expenses include, without limitation, accounting, tax, legal, and bookkeeping expenses. Reimbursable Expenses shall have priority over all other distributions to Members. If Reimbursable Expenses are not reimbursed within 30 days after demand therefor, such amounts shall become debts of the Company bearing interest at the rate of 7% per annum.

7.13   Tax Matters.

(a)   For all tax years ending on or before December 31, 2017, William Marsh, or such other Person as approved by the Board of Managers, shall be designated to be the "tax matters partner" of the Company pursuant to Code Section 6231(a)(7) (the "*Tax Matters Partner*"), and shall serve in such capacity until a new Tax Matters Partner is designated by the Board of Managers. Any Member who is designated Tax Matters Partner shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Code Section 6223.

(b)   With respect to tax years beginning after December 31, 2017, William Marsh, or such other Person as approved by the Board of Managers, shall serve as the "partnership representative" within the meaning of Code Section 6223(a) (the "*Partnership Representative*"), and shall serve in such capacity until a new Partnership Representative is designated by the Board of Managers.

(i)   If, in connection with an audit by the IRS, the Partnership Representative makes an election under Code Section 6226(a) to treat a "partnership adjustment" as an adjustment to be taken into account by each Member in accordance with Code Section

6226(b), each such Member shall take such adjustment into account as required under Code Section 6226(b) and shall be liable for any related interest, penalty, addition to tax, or additional amounts, whether or not such Member then owns any Units.

(ii)   Any Member that fails to properly report its share of such adjustments on its tax return shall indemnify and hold harmless the Company and the other Members against any tax, interest, or penalties collected by the IRS from the Company as a result of the Member's failure.

(c)   If the Company is not required under the Code to designate a Tax Matters Partner or Partnership Representative, the Board of Managers may from time to time designate a Person to act in lieu of a Tax Matters Partner or Partnership Representative as applicable (the Tax Matters Partner, Partnership Representative, or any such designated Person, shall be referred to herein as the "***Tax Representative***").

(i)   Unless otherwise determined by the Board of Managers, the Tax Representative shall have authority to: (A) extend the statute of limitations for assessment of tax deficiencies against the Company with respect to adjustments to the Company's federal, state, or local tax returns; (B) represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings; (C) execute any agreements or other documents relating to, or affecting, such tax matters, including agreements or other documents that bind the Company with respect to such tax matters or otherwise affect the rights of the Company; and (D) take any other actions and execute and file any other statements and forms on behalf of the Company that may be permitted or required by the applicable provisions of the Code or Treasury Regulations, in each case in accordance with Code Section 6221, et seq., and the Treasury Regulations promulgated pursuant thereto; provided, however, that the Tax Representative shall not (X) without the approval of the Board of Managers, take any action under Section 7.13(c)(i)(A) or settle or compromise any significant matter raised by a tax authority, or (Y) take any action left to the determination of an individual Member.

(ii)   The Tax Representative shall be authorized and required to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings. Each Member shall cooperate with the Tax Representative and do or refrain from doing any or all things as reasonably requested by the Tax Representative in carrying out its responsibilities hereunder. The Tax Representative shall have the sole authority to act on behalf of the Company under Subchapter C of Section 63 of the Code (relating to partnership audit proceedings), and in any tax proceedings brought by other tax authorities, and the Company and all Members shall be bound by the actions taken by the Tax Representative in such capacity.

(iii)   The Tax Representative shall keep the Members reasonably informed regarding tax matters and shall provide each Member with copies of any material correspondence received from, or issued to, the IRS or any other tax authority on any material tax issues regarding the Company.

(d)   If the Company incurs any liability for taxes, interest, or penalties for any taxable year:

(i)   the Tax Representative may cause the Members (including any former Member) to whom such liability relates, as reasonably determined by the Tax Representative in its discretion, to pay, and each such Member hereby agrees to pay, such amount to the Company and such amount shall not be treated as a Capital Contribution for purposes of any provision herein that affects distributions to the Members;

(ii)   any amount not paid by a Member (or former Member) at the time reasonably requested by the Tax Representative shall accrue interest at the rate set by the Board of Managers (not to exceed the maximum rate permitted by law), compounded quarterly, until paid, and such Member (or former Member) shall also be liable to the Company for any damages resulting from a delay in making such payment beyond the date such payment is reasonably requested by the Tax Representative, and for this purpose the fact that the Company could have paid this amount with other funds shall not be taken into account in determining such damages;

(iii)   without reduction in a Member's (or former Member's) obligation under Section 7.13(d)(i) and Section 7.13(d)(ii), any amount paid by the Company that is attributable to a Member (or former Member), as determined by the Tax Representative in its reasonable discretion, and that is not paid by such Member pursuant to Section 7.13(d)(i) and Section 7.13(d)(ii) shall be treated as a distribution to such Member (or former Member); and

(iv)   the obligations of each Member (or former Member) under this Section 7.13(d) shall survive the Transfer by such Member of its interest and the dissolution of the Company.

(e)   The Members covenant and agree that they shall negotiate to amend this Agreement to reflect the effect of any applicable Treasury Regulations or other guidance promulgated with respect to a tax matters partner or partnership representative.

7.14   Company Books. The Board of Managers shall maintain and preserve, during the term of the Company, and for five years after the filing date of the final tax return for the Company after its dissolution, all accounts, books, and other relevant Company documents. Upon reasonable request made not less than ten days prior to the inspection, each Member shall have the right, during ordinary business hours, to inspect and copy such Company documents at the requesting Member's expense; provided, however, that the Company shall be obligated to provide for inspection only those records that are relevant and material, as determined in good faith by the Board of Managers, to such Member's interest as a member of the Company. Any and all records (and all copies thereof on any media whatsoever) shall be kept strictly confidential by the Member. The breach or threatened breach of the Member's confidentiality obligation hereunder shall justify the Board of Managers in declining any record inspection request made by such Member.

7.15   Officers.

(a)   The Board of Managers may from time to time appoint officers of the Company, including a Chairman of the Board, a Chief Executive Officer, a President, a Secretary, a Chief Financial Officer, a Chief Operating Officer, a Chief Technology Officer and such other officers and assistant officers, as the Board of Managers may determine. Unless the Board of Managers otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific restriction or delegation of authority and duties made to such officer by the Board of Managers pursuant to this Section 7.15. Third parties may rely upon the authority of any officer to act without being required to inspect this Agreement or otherwise make inquiry with respect to the power of an officer to act. No officer need be a Member or a Manager. Each officer shall hold office until such officer's successor shall be duly designated and shall qualify or until such officer's death or until such officer shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board of Managers.

(b)   The initial officers of the Company are:

William Marsh   Chief Executive Officer

Luis Velasquez   Chief Engineering Officer

(c)   Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board of Managers or any Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Board of Managers whenever in its judgment the best interests of the Company shall be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Board of Managers.

7.16   **Quorum**. At all meetings of the Board of Managers, the presence of a Quorum will be necessary and sufficient to constitute a quorum for the transaction of business. If a Quorum will not be present at any meeting of the Board of Managers for which notice was properly given, the Managers present will adjourn the meeting and will notify those Managers not in attendance of the time of the reconvened meeting and of any facilities to be made available to allow the participation in such meeting by telephone conference of all Managers not able to attend physically. Any Manager that is an entity shall act with respect to Board of Manager business by and through its authorized representative.

7.17   **Actions by Written Consent**. Any action required or permitted to be taken at any meeting of the Board of Managers may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers were present and voting. A facsimile or similar electronic reproduction of a writing signed by a Manager will be regarded as signed by the Manager for purposes of this Section 7.17.

7.18 **Meetings of the Board of Managers**. Meetings of the Board of Managers will be held as determined by the Board of Managers. Meetings of the Board of Managers may be called by the Chairman of the Board (if any), by the Chief Executive Officer or President, or by the Majority Vote of the Managers. Notices of meetings will be given to the Managers not later than twenty-four (24) hours before the meeting is to be held, unless a Majority Vote of the Managers approves a shorter notice period. Managers may participate in and hold a meeting by means of conference telephone or similar communication equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting will constitute attendance and presence in person at such meeting.

ARTICLE 8. TRANSFER OF UNITS

8.01 **General Restrictions on Transfer**. No Member may Transfer any Units except as provided in this ARTICLE 8 and under the terms of any agreement pursuant to which the Member acquired its Units. The Company and its Managers and Members shall be entitled to treat the record owner of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until, subject to compliance with this ARTICLE 8, such time as a written assignment of such Units has been received and accepted by the Board of Managers and recorded on the books of the Company. The Board of Managers may refuse to accept and record an assignment until the end of the month during which such assignment is delivered to the Company. The transfer restrictions, rights of first refusal, and other provisions of this ARTICLE 8 may be waived, in whole or in part, only with the Majority Vote of the Board of Managers; provided that the right of first refusal held by the Members may be waived in its entirety on behalf of all of the Members only by Members holding a majority of the Units that are not the subject of the proposed Transfer. NO ATTEMPTED TRANSFER SHALL BE EFFECTIVE OR RECOGNIZED BY THE COMPANY OR THE MEMBERS UNTIL ALL REQUIREMENTS OF THIS AGREEMENT, INCLUDING THIS ARTICLE 8, HAVE BEEN SATISFIED.

8.02 **Permitted Transfers**. The following Transfers shall be permitted without compliance with Section 8.04 hereof, but shall be subject to the requirements of Section 8.03 hereof:

(a) All but not less than all of a Member's Units may be Transferred from time to time in connection with a merger, consolidation, or sale of all or substantially all of the Company's assets.

(b) All or any portion of a Member's Units may be Transferred from time to time in a Permitted Transfer.

8.03 **Requirements for Transfer**. Every Transfer, including Permitted Transfers (except as stated otherwise below), shall be subject to the following requirements:

(a) The Member transferring its Units (the "Transferor") shall provide written notice of the proposed Transfer to the Company that includes, among other things, (i) the number and class of Units proposed to be Transferred, (ii) the name, address, tax information and similar information of the proposed transferee, and (iii) the terms applicable to such proposed Transfer, including but not limited to the purchase price and the nature and timing of its payment for the Units proposed to be Transferred hereby (the "Transfer Notice");

(b)   The Transferor shall establish to the satisfaction of the Board of Managers that the proposed Transfer will not cause or result in a breach of any agreement binding upon the Company or any violation of law, including without limitation, federal or state securities laws, and that the proposed Transfer would not (i) cause the Company to be an investment company as defined in the Investment Company Act of 1940, as amended, or (ii) require the registration of the Company's securities under federal securities laws; and the Company may require an opinion of counsel from counsel acceptable to the Company that the proposed Transfer would constitute a transaction that is exempt from the registration requirements of all applicable federal and state securities laws.

(c)   The Transferor shall establish to the satisfaction of the Board of Managers that the proposed Transfer would not (i) adversely affect the classification of the Company as a partnership for federal or state tax purposes, (ii) have a substantial adverse effect with respect to federal income taxes payable by the Company or Members holding a majority of the Units, or (iii) if applicable, cause the Company to fail to qualify for any applicable regulatory safe harbor from treatment as a publicly traded partnership treated as a corporation under Section 7704 of the Code; and

(d)   The transferee shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Board of Managers to reflect the provisions hereof, and the Transferred Units shall continue to be subject to all restrictions under this Agreement.

All costs of complying with the requirements of this Section 8.03, including but not limited to the costs of a review of the matter by counsel for the Company, shall be borne by the Transferor and/or transferee. Until the requirements set forth in this Section 8.03 are satisfied, the Company need not recognize the transferee for any purpose under this Agreement. Furthermore, notwithstanding compliance with the requirements of this ARTICLE 8, until the transferee is admitted as a Member of the Company pursuant to Section 8.06, the transferee shall be treated as and shall only have the rights of an assignee.

8.04   **Right of First Refusal on Transfers by Members**. Subject to Section 8.11 and the requirements of Section 8.03, a Member may Transfer all or part of such Member's Units if such Member (the "Offeree") receives a written offer (an "Offer") made in good faith by a third party (the "Offeror") to purchase such Units (the "Offered Units") for cash or cash equivalents, notes or other readily marketable funds or securities, and the Offeree gives first to the Company and second to each of the Members a right of first refusal to purchase all or part of the Offered Units on the same terms and conditions as are stated in the Offer, as provided herein (as applicable to the Company and the Members, the "Right of First Refusal"). The Offer shall be bona fide, shall be the result of arms-length negotiations between the Offeree and the Offeror and shall set forth the name of the Offeror, the Units to be Transferred, the price and other terms of the Offer and any other relevant material information available regarding the proposed Transfer.

(a) Procedure. The Offeree shall provide a written notice of the Offer (including a copy of the Offer) to the Company, and the Company shall deliver copies of the Offer to the Members that include a summary of the terms and conditions of the Offer (the "Offer Notice"). For 30 days following receipt of the Offer Notice, the Company shall have the right to purchase all or any part of the Offered Units on the same terms and conditions set forth in the Offer Notice. A failure by the Company to respond within such 30-day period shall be deemed to be a waiver of the Company's Right of First Refusal with respect to the Offered Units. If the Company fails to exercise its Right of First Refusal, in whole or in part, then (a) the Company shall give written notice (the "Unpurchased Units Notice") to the Members stating the numbers and classes of Offered Units that the Company did not elect to purchase, and (b) each Member (other than the Offeree) shall have the right to purchase (on the terms and conditions set forth in the Offer Notice) a proportionate share of the Offered Units that remain available. Each Member (other than the Offeree) may elect to exercise its Right of First Refusal by providing the Offeree and the Company a responding written notice, within 20 days after the Member's receipt of the Unpurchased Units Notice (or if no Unpurchased Units Notice is received, then within 20 days after such Member is notified or otherwise becomes aware that the Company failed to exercise its Right of First Refusal, in whole or in part), that includes the classes and numbers of Units for which such Member desires to exercise its Right of First Refusal. A failure by a Member to respond within such 20-day period shall be deemed to be a waiver of such Member's Right of First Refusal, and right to participate in the sale of Units, relating to the Offer Notice in question. If any Member waives, in whole or in part, such Member's Right of First Refusal, such unexercised right, or portion thereof, to which such waiver applies shall inure proportionately to other Members, and such other Members shall have an additional ten days to elect to purchase such portions of the Offered Units.

(b) Closing of an Exercise of a Right of First Refusal. If the Company and/or the Members collectively exercise the option to purchase all or any part of the Offered Units, the closing of such purchase shall take place at the offices of the Company at a time mutually agreed upon by the Offeree, the Company, and, if applicable, the Members exercising the Right of First Refusal, but, unless otherwise agreed upon, no later than the 30th business day after the expiration of the last election period referenced above.

(c) Transfer. If the Company and the Members do not collectively exercise their respective Rights of First Refusal for the purchase of all of the Offered Units, the Offeree may sell all or any portion of the Offered Units as are not sold pursuant to the Right of First Refusal to the Offeror upon the terms and conditions set forth in the Offer Notice (or other terms and conditions no more favorable to the Offeror); provided that (i) such sale is concluded within 90 days after the expiration of the Right of First Refusal relating thereto, and (ii) the Offeror complies with all of the provisions of Section 8.03. If such sale is not concluded during such 90-day period, the Offeree may not Transfer such Units unless such Offeree again complies with the provisions of this Section 8.04.

8.05 Involuntary Transfer. If any of the Units shall be levied upon, sequestered, administered by a receiver or a trustee in bankruptcy, sold or proposed to be sold in foreclosure or execution or under any power of sale contained in a note or loan agreement, or by operation of law (including without limitation a Transfer occurring upon death, unless such Transfer qualifies as a Permitted Transfer), the holder of such Units (the "Involuntarily Transferring Holder") shall give the Company prompt written notice of such occurrence.

(a)   Purchase Rights. Upon any such involuntary Transfer of Units, and without relieving the Involuntarily Transferring Holder of any obligations or liability hereunder arising from such Transfer, the Company shall have the option to purchase any of such Units, which purchase right shall be exercisable during the period beginning upon the date of such involuntary Transfer and ending on (but including) the date that is 30 days after the Board of Managers receives notice in writing of such Transfer. Such option, if exercised by the Company, shall be exercised by delivering written notice of the Company's intention to purchase such Units to all Members and the Involuntarily Transferring Holder or its legal representative. If the Company does not exercise its option to purchase the Units or purchases less than all of the Units, the Members, or any one of them, shall have the option to purchase any remaining Units of the Involuntarily Transferring Holder for a period of 30 days following the earlier to occur of the termination or exercise of the Company's option to purchase the Units. Such option, if exercised by any Member, shall be exercised by delivering written notice of the purchasing Member's intention to purchase such Units to all Members, the Involuntarily Transferring Holder or its legal representative, and the Managers. In exercising their right to purchase, the purchasing Members may divide the Units to be purchased in any manner to which they all agree. In the absence of unanimous agreement, the Units to be purchased shall be divided among the Members electing to purchase the available Units in proportion to their relative ownership interest in the Company (based on the respective Units of all electing Members) as of the date the notice described in Section 8.05 was given to the Company. If a party fails to give notice to the appropriate parties within the applicable period of such party's election to purchase the Units that such party is entitled to purchase pursuant to this Section 8.05, such party shall be deemed to have elected not to exercise such party's purchase option.

(b)   Purchase Price. The purchase price for the Units of the Involuntarily Transferring Holder shall be the fair market value of the Units being transferred. The fair market value shall be the value mutually agreed upon by the Involuntarily Transferring Holder or its legal representative and the purchasing parties. In the event that such parties cannot agree on the fair market value of the interest in the Company, then the purchasing parties (as a group) and the Involuntarily Transferring Holder shall each appoint and bear the cost of their own appraiser. In the event the appraisers so appointed are unable to mutually agree upon the fair market value of the interest in the Company, then the appraisers shall appoint a third appraiser and the decision of the third appraiser so appointed shall be binding upon all interested parties. The purchasing parties, on the one hand, and the Involuntarily Transferring Holder, on the other hand, shall each bear one-half of the fees and other costs of the third appraiser.

(c)   Closing. The closing of a purchase and sale under this Section 8.05 shall occur on or before the 90th day following the effective date of the notice by which a party elects to purchase such Units. The purchase price shall be paid to the Involuntarily Transferring Holder or its legal representative upon such terms and conditions as are mutually agreed to by the parties. In the event the parties are unable to agree upon mutually acceptable terms and conditions, then the purchase price shall be paid as follows: 50% of such price to be paid in cash upon the closing and the remaining portion of the purchase price to be paid in equal annual amounts over a period of two years, with the first payment due on the one-year anniversary of the closing. The unpaid portion of the purchase price shall be evidenced by and repaid pursuant to the terms and conditions of a promissory note. The unpaid principal balance of such note will bear interest a rate of 10%

per annum, may be prepaid without penalty by the note's maker, and will be secured by the pledge of the Units being purchased.

(d)   Unpurchased Units. If the Company and the Members, as a group, do not purchase all of the Units subject to such involuntary Transfer, any remaining Units may be Transferred to a third party; provided, however, that any such Transfer shall only occur if such third party complies with the provisions of this Agreement. All such Units shall remain subject to the terms and conditions of this Agreement.

8.06   Additional Members. Transferees may be admitted to the Company as Members only with the Majority Vote of the Members, the granting or denial of which shall be within their sole and absolute discretion. The provisions of this section shall not apply to Persons that acquire Units directly from the Company.

8.07   Effect of Transfer.

(a)   If the transferee is admitted as a Member or is already a Member, the Member Transferring its Units shall be relieved of liability with respect to the Transferred Units arising or accruing under this Agreement on or after the effective date of the Transfer, unless the Transferor affirmatively assumes such liability; provided, however, that the Transferor shall not be relieved of any liability for prior distributions and unpaid Capital Contributions, if any, unless the transferee affirmatively assumes such liabilities.

(b)   If a Transferee is not admitted as a Member, such Transferee shall be entitled to receive the allocations and distributions attributable to the Transferred Units, but such Transferee shall not be entitled to inspect the Company's books and records, receive an accounting of the Company's financial affairs, or otherwise take part in the Company's business or exercise the rights (including without limitation voting rights) of a Member under this Agreement or the Act. For purposes of any vote requiring the approval or disapproval of Members holding a particular percentage of the Units, any Unit held by a Transferee shall be deemed not to be outstanding.

(c)   Any Person who acquires in any manner any Units, whether or not such Person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such Units to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such Units, including without limitation the provisions of ARTICLE 8 with respect to any subsequent Transfer of such Units.

(d)   If a Member Transfers less than all of such Member's Units, the Member's rights with respect to the transferred Units, including but not limited to the right to vote or otherwise participate in the Company's governance and the right to receive distributions, will terminate as of the effective date of the Transfer. If the Member Transfers all of such Member's Units, all of such Member's rights as a Member under this Agreement shall terminate upon such Transfer and such Member shall no longer be a member of the Company under the Act. Notwithstanding the foregoing, the Member will remain liable for any obligation with respect to the Transferred Units that existed prior to the effective date of the Transfer, including but not limited to any costs or damages resulting from the Member's breach of this Agreement.

8.08   Prohibited Transfers. Any Transfer in violation of any provisions of this Agreement shall be null and void and ineffective to Transfer any Units and shall not be binding upon or be recognized by the Company, and any such transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time attempt to Transfer Units in violation of any of the provisions of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a Transfer in violation of this Agreement.

8.09   Change of Control in Entity Members. Unless first approved in writing by the Board of Managers, a change in 50% or more of the equity ownership (or any other change in the controlling interest) of a Member that is a corporation, limited liability company, general partnership, limited partnership, or other entity, occurring by way of a single transaction or a series of related transactions, shall be considered a Transfer for purposes of ARTICLE 8, shall trigger the rights of first refusal set forth therein (with a purchase price equal to the Capital Account balance of such Member as of the date of such change in equity ownership), and shall result in such Member automatically becoming a Transferee upon such change in equity ownership or control.

8.10   Redeeming Units. Without limiting the Company's rights related to the redemption of Units as set forth in any separate agreement between the Company and a Member, outstanding Units may be redeemed by the Company from time to time on such terms and subject to such conditions as the Board of Managers and the Member holding the applicable Units deem appropriate under the circumstances at such time. Each Member specifically acknowledges and agrees that no redemption by the Company of any Unit shall in any way create any right of redemption with respect to (a) any other Unit held by the redeeming Member or Transferee or (b) any Unit held by any other Member or Transferee.

8.11   Encumbrances. Notwithstanding the foregoing provisions of this ARTICLE 8 or anything else to the contrary in this Agreement, no Member may pledge, hypothecate, grant a security interest in, grant a lien on, or otherwise encumber any Units unless approved by the Majority Vote of the Board of Managers. Any purported attempt to create any security interest, lien, or other encumbrance upon any Unit, voluntarily or involuntarily, without first complying with the provisions of this Section 8.11 shall be void and of no effect.

ARTICLE 9. DISSOLUTION, WINDING UP AND CANCELLATION

9.01   Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up when any one or more of the following occurs:

(a)   Approval by the Majority Vote of the Members.

(b)   An event of dissolution under Section 701(3) of the Act.

(c)   The entry of a decree of judicial dissolution under the Act.

9.02   Method of Winding Up and Cancellation.

(a)   Upon the occurrence of any event causing dissolution as provided in Section 9.01, the Company shall immediately commence to liquidate and wind up its affairs in accordance with the Act. The Members shall continue to share Profits and Losses during the period of liquidation and winding up in the same proportions as before commencement of winding up and dissolution.

(b)   The proceeds from the liquidation and winding up shall be applied in the following order:

(i)   To creditors of the Company, including Members who are creditors, to the extent permitted by law, in the order of priority as provided by law, in satisfaction of liabilities of the Company other than those liabilities to Members on account of their contributions or on account of a Member's withdrawal from the Company or pursuant to a withdrawal of capital.

(ii)   To all Members in proportion to their relative positive Capital Account balances; provided, however, that distributions made pursuant to this Section 9.02(b)(ii) shall in all cases take into account any adjustments to the Capital Accounts of the Members required under any other provision of this Agreement, the Code, or any guidance issued by the IRS, as determined by the Board of Managers in its reasonable discretion, to ensure that any Member holding Profits Interest Units (A) receives in respect of such Profits Interest Units only amounts economically earned by the Company after receipt of such Profits Interest Units by such Member, and (B) does not with respect to such Profits Interest Units share in any amount that would have been distributed by the Company if, immediately after the receipt of such Profits Interest Units by such Member, the Company's assets were sold for their fair market values (the aggregate fair market value of the Company's assets at the time of the grant of each Profits Interest Unit is hereinafter referred to as the "Threshold Value") and the proceeds (net of any liabilities of the Company) were then distributed in a complete liquidation of the Company. The Members and Board of Managers hereby acknowledge that the Threshold Value applicable to all Profits Interest Units shall be as set forth in the applicable profits interest unit grant agreement between the Company and each grantee of Profits Interest Units.

For purposes of determining the amount of such distributions, all readily marketable Company assets shall be sold for cash and the remainder of the assets shall be valued by the liquidator at their then fair market value.

9.03   Statement of Dissolution. When all debts, liabilities, and obligations of the Company have been paid or discharged, or adequate provision has been made to do so, and all of the remaining property and assets of the Company have been distributed to the Members, a Statement of Dissolution may be executed and filed with the Division as permitted by Section 703 of the Act.

ARTICLE 10. CONFIDENTIALITY

10.01   Confidentiality. Each party to this Agreement recognizes and acknowledges that it may receive certain confidential and proprietary information of the Company and its Affiliates, including without limitation (i) trade secrets, inventions, mask works, ideas, processes, formulas, source and object codes, data, software, programs, other works of authorship, know-how, improvements, discoveries, developments, designs and techniques; (ii) information regarding plans for research, development, new products, marketing and selling, business plans, budgets and unpublished financial statements, licenses, prices and costs, suppliers and customers and potential suppliers and customers; (iii) information regarding the skills and compensation or employment terms of employees of the Company; and (iv) all information disclosed by or on behalf of the Company pursuant to Section 7.13 of this Agreement or Section 410 of the Act (collectively the "Confidential Information"). Each party to this Agreement (on behalf of itself and, to the extent that such party would be responsible for the acts of the following Persons under principles of agency law, its Affiliates and the directors, officers, shareholders, partners, employees, agents, managers, and members of such Person and of its Affiliates) agrees that it will not, during or after the term of this Agreement, whether through an Affiliate or otherwise, disclose any Confidential Information to any Person for any reason or purpose whatsoever, except (i) to an Affiliate, provided that such Affiliate agrees to be bound by confidentiality requirements substantially similar to the provisions of this ARTICLE 10, (ii) to authorized representatives and employees of the Company and as otherwise may be proper in the course of performing such party's obligations, or enforcing such party's rights, under this Agreement; (iii) as part of such party's normal reporting or review procedure, or in connection with such party's or its Affiliates' normal marketing, informational or reporting activities, or to such party's (or any of its Affiliates') auditors, attorneys or other agents; (iv) to any bona fide prospective purchaser of the equity or assets of such party or its Affiliates or the Units held by such party, or prospective merger partner of such party or its Affiliates, provided that such purchaser or merger partner agrees to be bound by confidentiality requirements substantially similar to the provisions of this ARTICLE 10; (v) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation, provided that the party required to make such disclosure shall, to the extent permitted by law, provide to the Board of Managers prompt notice of any such disclosure; or (vi) in connection with (and then only to the extent required for) the preservation, exercise or enforcement of such party's rights. For purposes of this ARTICLE 10, Confidential Information shall not include any information: (x) of which such Person (or its Affiliates) became aware prior to its affiliation with the Company, (y) of which such Person (or its Affiliates) learns from sources other than the Company, which sources do not have a duty or obligation of confidentiality with respect to such information, or (z) which is disclosed in a prospectus or other documents available for dissemination to the public.

10.02 **Remedies.** If any party to this Agreement breaches, or threatens to commit a breach of, any of this ARTICLE 10, the Company shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity:

(a) the right and remedy to have the terms of this ARTICLE 10 specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of this ARTICLE 10 would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company; and

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(b)   the right and remedy to require such breaching party to account for and pay over to the Company any profits, monies, accruals, increments or other benefits derived or received by such party as the result of any transactions constituting a breach of this ARTICLE 10.

Nothing in this ARTICLE 10 shall in any way limit or otherwise modify any confidentiality covenants entered into by any Member in any other agreement entered into with the Company.

ARTICLE 11. MISCELLANEOUS

11.01   Merger; Interest Exchange; Conversion; Change of Jurisdiction. Provided that the Members by Majority Vote and the Board of Managers have consented to such transaction, the Company may enter into an agreement and perform the actions required to complete (a) a merger or interest exchange with a corporation or other entity, (b) convert to a corporation or other type of entity, or (c) change the governing law applicable to the Company to a jurisdiction other than the State of Utah. If the Company merges with a corporation or other entity, Units of the Company are exchanged for stock in a corporation or interests in another entity, or any other substantially similar transaction occurs whereby Members of the Company receive stock in a corporation or an interest in another entity in exchange for their Units, the rights of the Members in the new entity shall be as agreed by a Majority Vote of the Members.

11.02   Investment Representations. In acquiring any Units in the Company, each Member represents and warrants to the Company and the other Members that such Member is acquiring such Units for such Member's own account for investment and not with a view to their sale or distribution. All of the Members recognize that the investments contemplated by the Company may be speculative and may involve substantial risk. Each Member further represents and warrants that the Company has not made any guaranty or representation upon which the Member has relied concerning the possibility or probability of profit or loss as a result of such Member's acquisition of Units. Furthermore, the Members recognize that: (a) the Units have not been registered under the Securities Act of 1933 or qualified under state securities laws in reliance upon an exemption from such registration and qualification requirements, (b) a Member may not be able to sell, offer for sale, transfer, pledge or hypothecate such Member's Units in the absence of an effective registration statement covering such interest under applicable federal and state securities laws unless such sale, offer of sale, transfer, pledge or hypothecation is exempt from registration thereunder (in addition to the other restrictions hereunder), (c) the Company has no obligation to register any Units for sale, or to assist in establishing an exemption from registration for any proposed sale, and (d) the restrictions on transfer may severely affect the liquidity of a Member's investment.

11.03   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been received (i) three days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (ii) upon delivery to the recipient in person or by courier, or (iii) upon receipt of an email transmission from the recipient confirming the receipt of any notice sent to the recipient by email. Such notices, requests and consents shall be given (a) to Members at their mailing addresses or email addresses on Exhibit A, or such other mailing or email address as a Member may specify by notice to the Company, or (b) to the Company or the Managers at the address of the Company's principal place of business. Whenever any notice

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is required to be given by law, the Certificate, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

11.04   Entire Agreement, Amendments. This Agreement embodies the entire understanding among the parties hereto concerning the Company and their relationship as Members and Managers and supersedes all prior negotiations, understandings, or agreements. This Agreement and the Certificate each may be amended or modified from time to time only by a written instrument adopted, executed, and agreed to by the Majority Vote of the Members; provided, however, that (a) without limiting the requirement for such Member approval, an amendment or modification (i) reducing disproportionately a Member's Units or other interest in Profits or Losses or in distributions, (ii) eliminating the limited liability of a Member, or (iii) increasing a Member's obligation to contribute to the capital of the Company shall be effective only with that Member's consent, and (b) an amendment or modification reducing the required voting threshold for any consent or vote in this Agreement shall be effective only with the consent or vote of Members having the Units theretofore required. Notwithstanding the foregoing or anything to the contrary herein, provided any new Member or Transferee to be listed thereon has become party to this Agreement through the execution of either a counterpart signature page hereto or a joinder agreement in a form acceptable to the Board of Managers, the Board of Managers may amend Exhibit A hereto to reflect the admission of new Members, changes in the number of outstanding Units, redemptions, Transfers, and/or the change of notice information set forth thereon without the consent of the Members. Any amendment effected pursuant to this Section 11.04 shall be binding upon all Members, Transferees, and their respective successors regardless of whether such Member, Transferee, or successor entered into or approved such amendment.

11.05   Third Party Beneficiaries. The provisions of this Agreement are not intended to be for the benefit of any creditor or other Person to whom any debts or obligations are owed by, or who may have any claim against, the Company or any of its Members or Managers, except for the Members or Managers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or Person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company or any Member or Manager.

11.06   Interpretation. The feminine includes the masculine and the neuter, the singular includes the plural, and vice versa, as the context may require. The headings in this Agreement are included solely for convenience of reference and shall not be construed as limiting or in any other way modifying the text of the Agreement.

11.07   Execution of Further Instruments. The Members shall cooperate with each other in good faith to accomplish the objectives and purposes hereof and to that end, from time to time, they shall make, execute and deliver such other and further instruments as may be necessary or convenient in the fulfillment of this Agreement.

11.08   Agreement to be Binding. This Agreement shall be governed by the laws of the State of Utah without regard for any applicable provision or principle regarding conflict of laws, and shall inure to the benefit of and shall be binding upon the Company and each of the Members and their respective personal representatives, executors, heirs, successors and assigns and upon each Manager acting in such capacity hereunder.

11.09   Tax Consequences. Each Member has reviewed with his or her own tax advisors the U.S. federal, state, local, and foreign tax consequences of this Agreement. With respect to such matters, such Member relies solely on such advisors and not on any statements or representations of the Company or any of its agents, written or oral. Each Member understands that such Member (and not the Company) shall be responsible for such Member's own tax liability that may arise as a result of this Agreement.

11.10   Representations and Warranties. Each Member hereby represents and warrants to the other parties hereto that (a) such Member has full right and authority to enter into, execute, and deliver this Agreement without the consent of any third party or other consent or approval, (b) this Agreement will not violate, breach, or conflict with any other agreement such Member may have with any third party, and (c) this Agreement constitutes the legal, valid, and binding obligation of such Member, enforceable in accordance with its terms.

11.11   Legal Representation. Each of the parties hereto acknowledges and agrees that the law firm of Bennett Tueller Johnson & Deere, LLC (the "Firm") (a) has acted in the past as counsel to certain of the Members and entities affiliated with certain of the Members, (b) is acting solely as counsel to the Company with respect to the negotiation and drafting of this Agreement, and (c) may act as counsel to each of the Company and the Members, and individuals and entities affiliated with each of the Company and the Members in the future with respect to matters related to the business operated by the Company, as well as matters unrelated to such business. The Firm's prior representation of certain of the Members and entities affiliated with certain of the Members and the Firm's potential future representation of the Members and individuals and entities affiliated with the Members may give rise to a conflict of interest that the Firm has with respect to representing the Company in connection with this Agreement, and the future representation of the Company and/or certain of the Members and entities and individuals affiliated with the Company and/or certain of the Members. After sufficient opportunity for the Company and each of the Members to obtain independent counsel with respect to the waiver of the conflict of interest described herein, the Company and each of the Members hereby (i) approves and ratifies the Firm's representation of the Company in connection with the negotiation and drafting of this Agreement, (ii) waives the conflicts of interest of the Firm described in this Section 11.11 related to representing the Company in connection with the negotiation and drafting of this Agreement, and (iii) waives the actual and potential conflicts of interest of the Firm in connection with the future representation of the Company, certain of the Members, and individuals and entities affiliated with the Company and/or the Members in connection with the matters related to the business operated by the Company, as well in connection with representing such individuals and entities in unrelated matters. The Firm shall be an intended third party beneficiary of the acknowledgements, agreements, and waivers contained in this Section 11.11.

11.12   Severability. If any provision of this Agreement or the application of such provision to any person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

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11.13   Waiver of Rights. Except as specifically provided otherwise in this Agreement, no right under this Agreement may be waived except by an instrument in writing signed by the Person sought to be charged with the waiver.

11.14   Counterpart Signatures. This Agreement may be executed by original, facsimile, or electronic signature, each of which will be considered an original. This Agreement may be executed in separate counterparts, each of which will be an original and all of which taken together shall constitute one and the same agreement, and any party hereto may execute this Agreement by signing any such counterpart. Delivery of a copy of this Agreement bearing an original signature by facsimile transmission or by electronic mail in "portable document format" form shall have the same effect as physical delivery of the paper document bearing the original signature.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.



MEMBERS:

_____
LUIS VELASQUEZ



_____
GUILLERMO BLASLEY



_____
RICARDO SEGURA

_____
WILLIAM MARSH

CONSENT AND AGREEMENT OF MANAGERS

The undersigned, being the Managers named in the foregoing Operating Agreement as the members of the Board of Managers, hereby consent to the terms of the foregoing Operating Agreement and agree to be bound by its terms as Managers thereunder.



_____
LUIS VELASQUEZ

_____
WILLIAM MARSH

[Signature page to Operating Agreement]

EXHIBIT A

CAPITALIZATION

Name and Address	Common Units	Profits Interest Units	Capital Contribution
Luis Velasquez _____ _____ Email: _____	660,000	0	Assignment of intellectual property and services rendered.
Guillermo Blasley _____ _____ Email: _____	100,000	0	$50,000 in cash.
Ricardo Segura _____ _____ Email: _____	40,000	0	Services rendered.
William Marsh 1447 North Easthills Circle Bountiful, Utah 84010 Email: _____	0	200,000	Services rendered.
Totals	**800,000**	**200,000**	